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Silver, Freedman, Taff & Tiernan LLP

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100

WASHINGTON, D.C. 20007

PHONE: (202) 295-4500

FAX: (202) 337-5502 or (202) 337-5503

WWW.SFTLAW.COM

October 29, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	BayCom Corp. Registration Statement on Form S-4 File No. 333-260336

Dear Mr. Gessert:

On behalf of BayCom Corp (the “Company”), we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated October 26, 2021 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently herewith, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”).

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter in italics followed by the response of the Company. Page numbers and other similar references used in the Staff’s comment below refer to the Registration Statement as submitted on October 18, 2021. Reference to the page number and caption in the response corresponds to the page number and caption in the Amended Registration Statement.

Registration Statement on Form S-4

Where You Can Find More Information, page 138

1.	It appears that you have elected to furnish information by incorporation by reference in accordance with the provisions of Item 10 of Form S-4. Please amend to provide disclosure pursuant to paragraphs (a) and (b) of Item 11 of Form S-4, or advise.

Response:	The Company has revised the disclosure on page 138 of the Amended Registration Statement in response to the Staff’s comment.

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (202) 295-4513.

Sincerely, /s/ Dave M. Muchnikoff Dave. M. Muchnikoff, P.C.

cc:	George Guarini

Keary Colwell

(BayCom Corp)